UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO §§ 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO §§ 240.13d-2(a)

(Amendment No. 2)*

Advanced Mineral Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

None
(CUSIP Number)

Bruce Stanley Butcher (206) 369-1616
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons
Bruce Stanley Butcher

2.		Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☒

3.		SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Australia

	7.	Sole Voting Power
-0-
Number of
Shares	8.	Shared Voting Power
Beneficially		N/A
Owned by
Each	9.	Sole Dispositive Power
Reporting		-0-
Person With
	10.	Shared Dispositive Power
N/A

11.		Aggregate Amount Beneficially Owned by Each Reporting Person
None

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.		Percent of Class Represented by Amount in Row (11)
0.0%

14.		Type of Reporting Person (See Instructions)
IN

Item 1	Security and Issuer

Title and class of securities: Common Stock, par value $0.001 per share (the "Common Stock")

Issuer: Advanced Mineral Technologies, Inc. ("Issuer" or “AMTO”)

Name and Address of principal executive office of Issuer: H. Phil Cash; Route 1, Box 1092, Fairfield, ID 83327

Item 2	Identity and Background

(a) The Schedule 13D is filed by Dr. Bruce Stanley Butcher (“Dr. Butcher” or "Reporting Person")

(b) The address of the reporting Person is 33.Maidenstone Hill, London SE10 8SH , United Kingdom.

(c) The present principal occupation or employment of Reporting Person is company director,business consultant and adviser

(d) Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f) Reporting Person is a citizen of Australia

Item 3	Source and Amount of Funds or Other Consideration

N/A

Item 4

Purpose of Transaction

Dr. Butcher has disposed of all the shares of AMTO previously owned by him. At the same time, he has terminated all the litigation and control contest activities directed at AMTO and its Board of Directors previously initiated by him. See Item 6 below.

Item 5	Interest in Securities of Issuer

(a) Following the transaction reflected in the response to Item 6 below, the Reporting Person owns no shares of the Common Stock of AMTO.

(b) Reporting Person has no power to vote or direct the vote and no power to dispose or to direct the disposition of any shares of Common Stock

(c) Reporting Person has not effected any transactions in the Common Stock during the past 60 days except set forth in the response to Item 6 below

(d) Not applicable

(e) Not applicable

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

In December 2011, pursuant to an agreement that became effective as of November 23,2011, between the Reporting Person; AMTO; persons who were at that time Directors or Officers of AMTO (Phil Cash, Bil Zeleny, Cletius Rogers, and Gary Mason);Conventus Ltd.; Amarant Mining Ltd.; XS Platinum Ltd.; XS Platinum, Inc.; Gold Crown, LLC; Johan Ulander; and certain others, the Reporting Person transferred to AMTO all the shares of Common Stock that were owned by the Reporting Person in consideration of, among other things, the receipt by the Reporting Person of shares of common stock in a new entity to be formed by Conventus, Amarant and Mr. Ulander and which, upon its organization and a merger to be effected thereafter, would own controlling interest in the XS Platinum entities, Gold Crown and certain related companies. To the best of the Reporting Person’s knowledge, the new entity would not own any shares of Common Stock of AMTO. The agreement also provided for the payment to the Reporting Person of certain amounts under certain conditions, including the timely conclusion of certain steps and actions that were to be undertaken and concluded by Conventus, Amarant and Mr. Ulander on a timely basis. Those steps and actions have, in the opinion of the Reporting Person, not been taken or concluded timely, and the Reporting Person has so informed Conventus, Amarant and Mr. Ulander thereof in writing. In the same transaction, all the litigation brought by and against the Reporting Person and AMTO and its Directors and Officers was terminated and mutual general releases were exchanged between and among several parties to those legal actions. As a result of such transaction, the Reporting Person has no ownership or other interest in AMTO, directly or, to the best of the Reporting Person’s knowledge, indirectly.

Item 7	Material to be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2012

/s/ Bruce Stanley Butcher
Bruce Stanley Butcher

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).